UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

Emmis Communications Corporation

(Name of Issuer)

Class A Common Shares, $.01 par value

(Title of Class of Securities)

291525103

(CUSIP Number)

Frank K. Martin, CFA

Senior Partner

Martin Capital Management, LLP

300 NIBCO Parkway, Suite 301, Elkhart, IN 46516

(574) 293-2077

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 28, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 291525103
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Martin Capital Management, LLP 35-1827458
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Indiana
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,336,389
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,336,389
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,336,389
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 7.3%
14.	Type of Reporting Person (See Instructions) IA

This Amendment No. 5 amends and supplements the Schedule 13D originally filed by Martin Capital Management, LLP (“MCM”) on May 18, 2006, as amended on April 23, 2007, August 10, 2007, September 12, 2007 and July 8, 2008 (as amended, the “Schedule 13D”), relating to the Class A Common Stock, $0.01 par value per share (the “Common Shares”), of Emmis Communications Corporation (the “Issuer”). Except as expressly set forth herein, there have been no changes in the information set forth in the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and restated in its entirety as follows:

The Common Shares covered by this Schedule 13D were purchased by the Covered Persons and by MCM on behalf of its investment management clients and certain employee and pro bono accounts between September 28, 2001 and December 30, 2009 for approximately $17.4 million (cost basis adjusted at $1.40 per share, as per the special dividend paid by the Issuer on November 22, 2006). The source of funds for the purchases was cash available for investment from the Covered Persons and from such clients and accounts.

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety as follows:

(a) and (b). The information contained on the cover pages to this Schedule 13D is incorporated herein by reference. MCM is the investment manager for client accounts, which combined beneficially own an aggregate of 1,923,666 Common Shares. MCM has the power to direct the vote and disposition of the Common Shares held in these client accounts. MCM also has the power to direct the vote and disposition of an additional 7,720 Common Shares held in certain employee, pro bono and similar accounts. The Covered Persons directly beneficially own an aggregate of 405,003 Common Shares, comprised of 13,740 Common Shares held by Dennis D. Blyly, 98,395 Common Shares held by Todd B. Martin, 288,319 Common Shares held by Frank K. Martin, and 4,549 Common Shares held by Andrew P. Wilson. Accordingly, MCM may be deemed to be the beneficial owner of an aggregate amount of 2,336,389 Common Shares.

The Covered Persons, as partners of MCM, may be deemed to beneficially own the same number of Common Shares reported by MCM.

MCM disclaims beneficial ownership of the 2,336,389 Common Shares held in the accounts described above or held by the Covered Persons. The Covered Persons each disclaim beneficial ownership of the Common Shares reported above except, for each Covered Person, the respective amount reported as directly beneficially owned by such Covered Person.

(c) The reported share amounts for MCM reflect amounts as of December 30, 2009. The reporting persons effected the following transactions relating to the Common Shares in the last 60 days:

MCM sold 9,700 Common Shares in the open market on November 4, 2009 at a price of $1.29 per share.

MCM transferred 17,650 Common Shares to an outside account on November 4, 2009 at a price of $1.33 per share.

MCM sold 5,100 Common Shares in the open market on November 9, 2009 at a price of $1.26 per share.

MCM sold 2,500 Common Shares in the open market on December 7, 2009 at a price of $1.23 per share.

MCM sold 1,075 Common Shares in the open market on December 15, 2009 at a price of $1.32 per share.

MCM sold 20,000 Common Shares in the open market on December 17, 2009 at a price of $1.21 per share.

MCM sold 24,457 Common Shares in the open market on December 18, 2009 at a price of $1.19 per share.

MCM sold 31,018 Common Shares in the open market on December 21, 2009 at a price of $1.21 per share.

MCM sold 11,609 Common Shares in the open market on December 22, 2009 at a price of $1.22 per share.

MCM sold 2,200 Common Shares in the open market on December 24, 2009 at a price of $1.17 per share.

MCM transferred 17,000 Common Shares to an outside account on December 28, 2009 at a price of $1.10 per share.

MCM sold 21,755 Common Shares in the open market on December 29, 2009 at a price of $1.13 per share.

MCM sold 8,661 Common Shares in the open market on December 30, 2009 at a price of $1.05 per share.

(d) Not applicable.

(e) Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 7, 2010

MARTIN CAPITAL MANAGEMENT, LLP

By:	/S/ FRANK K. MARTIN
Name:	Frank K. Martin, CFA
Title:	Senior Partner

Appendix A

Covered Persons

Name of Covered Person	Principal Business Address	Principal Occupation
Dennis D. Blyly, CFA	Martin Capital Management, LLP 300 NIBCO Parkway Suite 301 Elkhart, Indiana 46516	Investment Management

Todd B. Martin, CFA	Martin Capital Management, LLP 300 NIBCO Parkway Suite 301 Elkhart, Indiana 46516	Investment Management

Frank K. Martin, CFA	Martin Capital Management, LLP 300 NIBCO Parkway Suite 301 Elkhart, Indiana 46516	Investment Management

Andrew P. Wilson, CFA	Martin Capital Management, LLP 300 NIBCO Parkway Suite 301 Elkhart, Indiana 46516	Investment Management